SI 11020537 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52483 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoNow Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th Floor
(No. and Street)

Los Angeles, (City) California (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitch Lee Whitenack (323) 466-6948
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 7 2011
03 REGISTRATIONS BRANCH

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mitch Lee Whitenack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GS/ Finacial and Operations Principal

Title

Notary Public

JULI DODD
COMM. # 1875837
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. JAN. 17, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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## Delivered

**Delivered**
Signed for by: K.GREEN

Shipment Dates

Ship date Mar 9, 2011
Delivery date Mar 10, 2011 10:29 AM

Destination

ROCKVILLE, MD
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| Date/Time | Activity | Location | Details |
|---|---|---|---|
| Mar 10, 2011 10:29 AM | **Delivered** | ROCKVILLE, MD | |

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

December 2, 2010

FINRA, District 2
300 South Grand Ave., Ste. 1600
Los Angeles, CA 90017

Subject: Notice of Change of Accountant for GoNow Securities, Inc.
Fiscal year December 31, 2010

Dear Madam or Sir:

My firm has been disengaged as auditors for the above broker/dealer. In the last 12 twelve (12) months preceding this disengagement there appears to be no noted problem in accounting principles or practices, financial statements disclosure, auditing scope or procedure, or compliance with the applicable rules of commission.

If there are any questions, please call me at 310-477-8150.

Sincerely,

Joseph Yafeh, CPA

Joseph Yafeh, CPA

CC: Securities and Exchange Commission
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor,
Rockville, MD, 20850

Felix Ajegbo
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

December 2, 2010

Securities Exchange Commission – Washington Office
Division of Market Regulation
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-6551
Fax: (202) 772-9293

**Re: Notification of Replacement of Accountants for GoNow Securities, Inc.**

To Whom It May Concern:

In accordance with Sec Rule 17a-5(f) (4), Joseph Yafeh, CPA hereby acknowledges submitting notice to GoNow Securities, Inc. resigning as their independent auditor.

Joseph Yafeh, CPA agrees with the statements included in the notification of Replacement of Accountants dated December 2, 2010. Joseph Yafeh is not aware of any problems existing during the twelve (12) months preceding the termination of the engagement in relation to any matter of accounting principles or practices, financial statement disclosures, auditing scope, or procedure or compliance with applicable rules of the Securities and Exchange Commission.

If you have any questions, please call me at 310-477-8150.

Very truly yours,

Joseph Yafeh, CPA

cc: FINRA
300 S. Grand Avenue, Suite 1600
Los Angeles, CA 90071

Felix Ajegbo
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

December 2, 2010

Mr. Felix Ajegbo
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

Dear Mr. Ajegbo:

As part of my annual business plan review, I conducted an analysis in an effort to focus the future direction of my practice. My goal is to provide close professional service to a core group of broker/dealer clients. I have reviewed my clients' needs to determine how each client fits in with the future direction of my practice.

The result of my review and analysis is that I must ask you to refer your audit matters to another professional effective immediately.

I am attaching letters that I will be sending to FINRA and the SEC stating that I have been disengaged as your auditor.

I am hopeful that you will understand my action to control the direction of my practice. Thank you for permitting me to assist you to date.

Sincerely,

Joseph Yafeh, CPA

# GoNow Securities Inc.


Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
CERTIFIED MAIL
7003 1010 0002 1071 0928
Return Receipt Requested
Mr. Felix Ajegbo
GoNow Securities, Inc.
3580 Wilshire Blvd., 17th Floor
Los Angeles, CA 90010
RETURN RECEIPT
REQUESTED
UNITED STATES POSTAL SERVICE
1000
90010
U.S. POSTAGE
PAID
LOS ANGELES,CA
90066
FEB 03, 11
AMOUNT
$5.54
00052600-76
SEC MAIL
RECEIVED
JUN 09 2011
211
SECTION

Member FINRA, SIPC.

UNITED STATES POSTAL SERVICE®

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FINRA

Submitted | Filing ID: 1621948 |

**FILING THIS NOTIFICATION WITH FINRA DOES NOT SATISFY YOUR FILING OBLIGATION TO THE SEC.**
**ALL FILINGS EXCEPT THOSE RELATED TO ELECTRONIC STORAGE MEDIA REQUIRE SEPARATE NOTIFICATION TO THE SEC.**
**Please refer to the applicable rule(s) as well as the SEC's web-site at www.sec.gov for additional information including mailing addresses, fax numbers, etc.**

**Reminder, if you have an obligation to provide this notice to the DTCC, please do so. You can email your regulatory notices to DTCC at: Credit-MarketRisk@dtcc.com.**

# Member's Notices to FINRA

## Replacement of Accountant

**SEC Rule 17a-5(f)(4)**

Your Form has been successfully submitted and your Filling ID for any further inquiries regarding this form is:

**1621948**

**Submitted Date and Time** 6/29/2011 3:09 PM

| Member's Contact Information | |
|---|---|
| **Name** | GONOW SECURITIES, INC. |
| **CRD Number** | 104020 |
| **Address** | LOS ANGELES, CA |
| **Phone** | 323-466-6948 |
| **Executive Representative Contact** | MITCH LEE WHITENACK |

| Notice Information | |
|---|---|
| **Name of Person Filing Notice** | MITCH LEE WHITENACK |
| **Email Address** | mitch@gnsecurities.com |
| **Phone Number** | 323-466-6948 |
| **Date** | 6/25/2011 |
| **Alternate Contact Name** | Felix Ajegbo, Director/Secretary |
| **Phone Number** | 323-466-6948 |

| | |
|---|---|
| **What is the full legal name of the firm's former accountant?** | Joseph Yafeh, CPA, Inc |
| **Which party terminated the engagement?** | Accountant |
| **On what date was the engagement terminated?** | 2/3/2011 |
| **On what date did the firm engage a new Accountant?** | 2/18/2011 |
| **What is the full legal name of the firm's new accounting firm?** | Stark Shenkein, LLC |
| **In what state or jurisdiction is the principal office of the accountant?** | 3600 South Yosemite Street, Suite 600<br>Denver, CO 80237<br>USA |
| **Is the new accounting firm registered with the Public Company Accounting Oversight Board (PCAOB)?** | YES |
| **Does the firm carry customer accounts?** | NO |

**Please attach a statement of the details of any accounting, auditing, or other problems, as required by SEC Rule 17a-5(f)(4), or, if there were no such problems, a statement to that effect, manually signed by an appropriate officer of the member firm.**
Replacement of Accountant June 28, 2011.pdf (Opinion Letter by Firm Officer)

**Did the Accountant's report on the financial statements for any of the past two years contain an adverse opinion or a disclaimer of opinion or was its opinion qualified as to uncertainties, audit scope, or accounting principles?**
NO

**Has the firm provided a copy of this notice to its former Independent Accounting Firm listed above?** NO

**Please attach the former accountant's letter stating it agrees with the statement contained in the notice, manually signed by the accountant, as required by SEC Rule 17a-5(f)(4).**
Yafeh Opinion letter.pdf (Letter dated Dec 2010, Go Now did not received unti Feb 3, 2011)

# GoNow Securities Inc.

February 23, 2011

Mr. Robert E. Lettice, Coordinator
FINRA District 2
300 South Grand Avenue, Suite 1600
Los Angeles, CA 900713126

***via telefacsimile: 213 617 3299***

**Re: Extension of Audit Time for GoNow Securities, Inc ("GNSI" or "the Firm")**
**Member CRD Number 104020**
**Filing of PCAOB Audit Report for Fiscal Year Ended December 31, 2010**

Dear Mr. Lettice;

Please find attached here with certified mail envelope postmarked Feb. 03, 2011 that was received from Mr Joseph Yafeh CPA the Firm's designated Auditor expected to complete for timely filing PCAOB Annual Audit for the firm no later than 60-days of its fiscal year ended December 31, 2010.

As a result of Mr. Yafeh's late indication to the Firm that his schedule would not permit his timely function aforesaid the Firm had to make alternate arrangements to meet its obligation and compliance with the rules as appropriate.
On February 05, 2011 the Firm entered into preliminary discussions with a PCAOB Audit Firm who quickly prepared to engage provision of this professional service on such a short time notice during this rather busy period for the Accounting Industry.

In view of the foregoing untimely correspondence of Mr. Yafeh the Firm after discussion with its current PCAOB outside Auditor, consistent with SEC Rule 17a-5(d) requests an extension of time for the Auditor to complete Audit of Financial Statements for the Year ended December 31, 2010 for filing.

We trust the foregoing exigent circumstance of late communication from Mr. Yafeh, clearly explains the need for requested extension of time that the Firm's new PCAOB Auditor is permitted sufficient time to complete Audit for the Firm not inconsistent with its obligation under SEC Rule 17a-5(d)(1)(i).

Sincerely;
GONOW SECURITIES, INC.

Felix E. Ajegbo
Secretary/Director
Cc: Mitch Lee Whitenack, Finops/GS Principal.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 07 2011
WASH, DC
211

FINRA

Financial Industry Regulatory Authority

February 25, 2011

Mitch Whitenack
FINOP
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

RE: GoNow Securities, Inc. Annual Audit

Dear Mr. Whitenack:

In reply to your letter dated February 24, 2011, please be advised that your request for an extension of time in which to file GoNow Securities, Inc.'s annual audited financial report as of December 31, 2010, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of 10 business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2010 **on or before March 15, 2011** could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Robert Lettice
Senior Regulatory Coordinator

copy to: Herani Dansamo
FINRA
Department of Financial Operations Policy
Fax: 240-386-5172

SEC Regional office
Attn: Cindy Wong
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648
Fax: 323-965-3815

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 07 2011
WASH, D.C.
211

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3125

FINRA
Financial Industry Regulatory Authority

Hasler
02/25/2011
US POSTAGE
FIRST CLASS MAIL
$00.44⁰
ZIP 90071
011D11620690

Mitch Whitenack
FINOP
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

9001082518 C047